UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 3, 2024

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Resideo Technologies, Inc.

File No. 5-90837 – CTR#6441

CD&R Channel Holdings, L.P., CD&R Investment Associates XII, Ltd. and CD&R Associates XII, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from Exhibit 99.5 to a Schedule 13D filed on June 24, 2024, relating to their beneficial ownership of shares of common stock of Resideo Technologies, Inc.

Based on representations by CD&R Channel Holdings, L.P., CD&R Investment Associates XII, Ltd. and CD&R Associates XII, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit 99.5

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance